Exhibit 99.1

Marathon Partners L. P.
110 East 42nd Street, Suite 1100
New York, NY 10017

October 8, 2010

BY EMAIL AND FACSIMILE

Board of Directors of Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903

Dear Members of the Board of Dover Motorsports, Inc.:

As the largest outside shareholder of the Company, we are writing to you to express our serious and significant concerns with the proposed merger of Dover Motorsports, Inc. (the "Company") with Dover Downs Gaming & Entertainment, Inc. ("Dover Gaming") announced on September 27, 2010 (the "Proposed Merger").  Based on our review of the Merger Agreement, we believe the proposed consideration to be received by shareholders of the Company is grossly inadequate and significantly undervalues the Company.  We are strongly opposed to the Proposed Merger and believe the Company should instead immediately engage in a fair and robust exploration of all strategic alternatives available to the Company, including conducting an open auction process, in order to maximize value for shareholders.

Given the steep discount to fair value the Proposed Merger places on the Company, we cannot help but wonder what type of flawed process the Company conducted to arrive at such an inadequate valuation and value destroying transaction.  We see no evidence that the Board of Directors formed a truly independent special committee to fully and fairly review strategic alternatives available to the Company or that the Board took any steps to ensure the best interests of all of the Company's shareholders were protected and value was maximized.  In fact, the Board employed the same financial and legal advisors used by Dover Gaming to counsel the Company with respect to the Proposed Merger.  Is it any wonder that shareholders are set to receive such inadequate value for their investment?   We are evaluating such potential conflicts of interest and are currently evaluating any and all legal options to ensure that the Company does not seek to consummate this value-destroying transaction when better alternatives for shareholders to realize full and fair value for their shares exist.

Up until now, we believe the current Board has shown a complete disregard for the best interests of all shareholders and its fiduciary duty to maximize shareholder value. We are currently evaluating all legal options and reserve our rights to take any action necessary to ensure that the Company is once and for all run in a manner that is consistent with the best interests of all shareholders.

We also have serious questions about the wisdom of the Proposed Merger from a strategic standpoint.  As you are aware the combined company would maintain the same management team, led by Chairman Henry Tippie.  Over the past 8 years, Mr. Tippie and his management team have driven the Company's shareholders' equity from more than $156 million to approximately $56 million.  Shareholders have suffered a staggering 68% decline in share price over the same period.  Given his disastrous tenure as Chairman of the Company, we fail to see how simply merging the Company and Dover Gaming while Mr. Tippie and his management team remain at the helm provides any value to shareholders of the Company.

Further, we see significant uncertainty regarding Dover Gaming's business.  With Maryland casinos coming online and additional casinos in Delaware being considered, in addition to potential increases in Delaware's take of casino winnings, we see Dover Gaming's profitability coming under increasing pressure in the future.  Yet the Board seeks to transfer this risk to the Company's shareholders through the Proposed Merger without any type of premium.  We wonder why the Board is seeking to unnecessarily burden shareholders with risks that are outside the purview of the Company's operations for minimal consideration.

We believe it is imperative that the Board demonstrate to shareholders that it is committed to maximizing value.  Based upon the feedback we have received to date from other shareholders, it should be clear to the Board that a majority of the minority of the Company's shareholders will not support the Proposed Merger.  To this end and to avoid continuing to incur unnecessary expenses, the Board should terminate the Proposed Merger and conduct an open and robust exploration of all available strategic alternatives, including an open auction process, to achieve maximum value for shareholders.  We believe there are parties interested in acquiring the Company for significantly more value than shareholders stand to receive through the Proposed Merger.  These parties should be able to participate in, and shareholders should be able to benefit from, a fair and open sale or merger process.

We believe that the Board has an opportunity to reverse the long steep decline in shareholder value.  By conducting an open and robust exploration of all available strategic alternatives, including an open auction process, the Board can demonstrate to shareholders that the Company is not being run simply for the benefit of Mr. Tippie and management.  Unless and until the Board can do so, we remain vehemently opposed to the Proposed Merger and will vigorously campaign against its approval.  Rest assured we will do all that we can to ensure that shareholders receive the maximum value for their investment in the Company.

Sincerely,

Mario D. Cibelli

Managing Member